UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL PERIOD ENDED OCTOBER 3, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-36867

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

ALLERGAN, INC. 401(K) PLAN

Morris Corporate Center III

400 Interpace Parkway

Parsippany, NJ 07054

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLERGAN PLC

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400

Ireland

Allergan, Inc. 401(k) Plan

Index to Financial Statements

and Supplemental Schedule

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of October 3, 2016 and December 31, 2015	2

Statements of Changes in Net Assets Available for Benefits for the Final Period from January 1, 2016 through October 3, 2016 and the Year Ended December 31, 2015	3

Notes to Financial Statements	4

Supplemental Schedule*:

Schedule H, Line 4(a)— Schedule of Delinquent Participant Contributions for the Final Period from January 1, 2016 through October 3, 2016	12

Signatures	13

Index to Exhibits	14

Exhibit 23.1	15

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Participants and Beneficiaries

of the Allergan, Inc. 401(k) Plan (formerly Actavis, Inc. 401(k) Plan)

We have audited the accompanying statements of net assets available for benefits of the Allergan, Inc. 401(k) Plan (formerly Actavis, Inc. 401(k) Plan) (the “Plan”) as of October 3, 2016 and December 31, 2015, and the related statements of changes in net assets available for benefits for the final period January 1, 2016 to October 3, 2016 and for the year ended December 31, 2015. The financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of October 3, 2016 and December 31, 2015, and the changes in net assets available for benefits for the final period

January 1, 2016 to October 3, 2016 and for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, effective October 3, 2016, the Plan Sponsor elected to legally merge the Plan with and into the Allergan, Inc. Savings and Investment Plan. Our opinion is not modified with respect to this matter.

The supplemental schedule of delinquent participant contributions for the final period January 1, 2016 to October 3, 2016 has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of delinquent participant contributions for the final period January 1, 2016 to October 3, 2016 is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EISNERAMPER LLP

Iselin, New Jersey

March 30, 2017

Allergan, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

October 3, 2016 and December 31, 2015

	2016	2015
Assets
Investments, at fair value
Participant directed investments	$—	$676,098,570

Total investments	—	676,098,570

Notes receivable from participants	—	12,065,780

Contributions receivable
Company	—	3,169,807
Participant	—	15,027

Total contributions receivable	—	3,184,834

Net assets available for benefits, at fair value	$—	$691,349,184

See accompanying Notes to Financial Statements.

Allergan, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Final Period from January 1, 2016 through October 3, 2016 and the Year Ended December 31, 2015

	2016	2015
Additions to net assets
Investment income
Interest, dividend and other income	$1,314,273	$14,074,443
Net realized/unrealized (depreciation) in fair value of investments	(344,034)	(1,359,230)

Total investment income	970,239	12,715,213

Interest income from notes receivable from participants	376,646	573,368
Contributions
Company	10,351,027	62,522,499
Participant	54,362,807	75,634,484
Rollover	5,025,251	9,042,131

Total contributions	69,739,085	147,199,114

Total additions to net assets	71,085,970	160,487,695

Deductions from net assets
Benefits paid to participants	180,205,482	98,982,611
Administrative expenses	53,743	53,609

Total deductions from net assets	180,259,225	99,036,220

Net (decrease) / increase to net assets before transfer	(109,173,255)	61,451,475

Transfer of assets to Allergan, Inc. Savings and Investment Plan	(582,175,929)	—

Net assets available for benefits
Beginning of year	691,349,184	629,897,709

End of year	$—	$691,349,184

See accompanying Notes to Financial Statements.

Allergan, Inc. 401(k) Plan

Notes to Financial Statements

Final Period Ended October 3, 2016 and Year Ended December 31, 2015

1.	Description of Plan

The following description of the Allergan, Inc. 401(k) Plan (formerly known as the Actavis, Inc. 401(k) Plan) (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, which was initially known as the Watson Pharmaceuticals, Inc. Employees’ 401(k) Profit-Sharing Plan, was adopted by Watson Pharmaceuticals, Inc., and certain subsidiaries, on January 1, 1988. The Plan was amended to change the name of the Plan to the Actavis, Inc. 401(k) Plan effective on January 24, 2013. The Plan was restated to change the name of the Plan to Allergan, Inc. 401(k) Plan effective on January 1, 2016. Effective October 3, 2016, the Plan, including all assets and liabilities held by the Plan, was legally merged with and into the Allergan, Inc. Savings and Investment Plan. As shown on the Statement of Changes in Net Assets Available for Benefits, $582,175,929 was transferred to the Allergan, Inc. Savings and Investment Plan. The Plan was a defined contribution plan covering certain employees of Allergan plc (the “Company”) based in the United States who had met certain eligibility requirements. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and was administered by the Employee Benefits Committee of the Company (the “Plan Committee”). The Benefits Oversight Committee was charged with plan governance. The terms of the Plan continue to govern the benefits, rights and features applicable to the participants’ assets transferred from the Plan to the Allergan, Inc. Savings and Investment Plan.

The Plan Trustee and Custodian was Charles Schwab Bank.

Plan Sponsor

In 1985, the Company was incorporated under the name Watson Pharmaceuticals, Inc. On January 24, 2013, the Company began trading under a new symbol — ACT — on the New York Stock Exchange and changed its name to Actavis, Inc. pursuant to its acquisition of the Actavis Group. On October 1, 2013, the Company was renamed Actavis plc. In connection with the acquisition of Allergan, Inc., the Company changed its name from Actavis plc to Allergan plc. Actavis plc’s ordinary shares were traded on the NYSE under the symbol “ACT” until the open of trading on June 15, 2015, at which time Actavis plc changed its corporate name to “Allergan plc” and changed its ticker symbol to “AGN.” Participants in the Plan had the option of investing in a fund that invests in Allergan plc.

On August 2, 2016, Allergan plc divested the global generics business to Teva Pharmaceutical Industries Limited. At the effective date of the divestiture, the employees related to the global generics business were no longer eligible to contribute to the Plan.

Contributions and Eligibility

Participants were able to contribute up to 75% of pre-tax and/or Roth after tax of their eligible pay up to the Internal Revenue Service (“IRS”) limit. In addition, participants could have made rollover contributions from all other qualified plans.

The Plan provided for immediate eligibility to participate in the Plan. Effective January 1, 2016, the Company’s eligible United States employees were automatically enrolled in the Plan at a pre-tax

Allergan, Inc. 401(k) Plan

Notes to Financial Statements

Final Period Ended October 3, 2016 and Year Ended December 31, 2015

contribution rate of 4% for both regular pay and performance-based compensation, unless the employee affirmatively elected a different rate. Prior to January 1, 2016, the Company’s eligible United States employees were automatically enrolled in the Plan at a pre-tax contribution rate of 3% for both regular pay and performance-based bonus compensation, unless the employee affirmatively elected a different rate. Deferral rates for these participants automatically increased by 1% of eligible compensation annually, every April 1, until it reached a contribution rate of 8% of your eligible compensation.

Participants who had attained age 50 before the end of the Plan year were eligible to make catch-up contributions.

Prior to January 1, 2016, the Company matched 100% of the first 8% of participant contributions up to the IRS limit on a pay period basis. Effective January 1, 2016, the Company matched 100% of the first 8% of participant contributions up to the IRS limit made on an annual basis to eligible employees as of the end of the Plan year. In addition to the matching contributions, the Company could also elect to make discretionary profit sharing contributions and the Company could also make additional matching contributions up to 4% of the participant contributions based on the Company achieving certain performance goals. The Company did not make any discretionary profit sharing contributions or additional matching contributions during the final period ended October 3, 2016 or the year ended December 31, 2015. Employees who were divested to Teva Pharmaceutical Industries Limited as part of the global generics business were eligible to receive their annual Company matching contribution under the Plan. The Company matching contribution related to these employees was $10,400,628 as of October 3, 2016 and this amount was transferred to the Allergan, Inc. Savings and Investment Plan as of October 3, 2016. Eligible employees who were active participants under the Plan as of October 3, 2016 will receive their annual matching contribution under the Allergan, Inc. Savings and Investment Plan.

Participants had the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants could have elected to change their investment options and transfer their account balances among the different investment funds at any time, subject to the Company’s insider trading policy.

Vesting

Participant (including rollover) contributions and related earnings were fully vested. Participants were 50% vested in Company matching and discretionary profit sharing contributions and related earnings after one year and 100% vested after two years. Benefits attributable to each participant became fully vested in all accounts in the event of death, disability, normal retirement at age 65, or the complete or partial termination of the Plan. Effective January 1, 2016, participants who were active participants became fully vested for both the Company matching and discretionary profit sharing contributions.

Participant Accounts

Each participant’s account was credited with (a) participant contributions (including rollover contributions), (b) Company matching contributions, (c) discretionary profit-sharing contributions, if any, and (d) an allocation of investment earnings, losses, or expenses thereon to the participant’s account in the same proportion as the participant’s beginning account balance invested in the fund (as defined in the Plan) in relation to the total fund balance. The benefit to which a participant was entitled was the benefit that could have been provided from the participant’s vested account.

Allergan, Inc. 401(k) Plan

Notes to Financial Statements

Final Period Ended October 3, 2016 and Year Ended December 31, 2015

Notes Receivable from Participants

Notes receivable from participants were measured at their unpaid principal balance, plus any accrued but unpaid interest. Participants could have a borrowed minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Each loan was collateralized by the participant’s vested account balance and bore interest commensurate with local prevailing rates as determined by the Plan’s Committee. Repayment of principal and interest was provided by uniform payroll deductions over a period of up to five years for all loans unless loan proceeds were used to purchase a primary residence. The period for repayment of loans used for purchase of a primary residence had a maximum repayment term of 15 years. Principal and interest was paid ratably through payroll deductions. Delinquent notes receivable from participants were reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Prior to the merger, upon termination of service due to separation from the Company (including death, disability, or retirement), a participant could have received the value of his or her vested interest in a lump-sum distribution, rolled his or her vested interest to an IRA or another employer qualified plan. To the extent an account was vested in the Allergan plc Company Stock Fund, payment of all or part of that amount could have been made in shares of Allergan plc stock. Withdrawals were also permitted for financial hardship, which was determined pursuant to the provisions of the IRC, or, for an in service distribution after age 59 1/2.

Forfeitures

Forfeitures were to be used first to restore rehired employee accounts, and then to pay plan expenses. Any forfeitures in excess of those used to restore rehired employee accounts and defray costs and expenses was used to reduce Company matching and profit sharing contributions, if any. Approximately $130,000, and $19,000 of forfeited nonvested accounts were used to reduce Company contributions, and pay plan expenses, respectively, in the final period ended October 3, 2016. Approximately $1,700,000 of forfeited nonvested accounts was used to reduce Company matching contributions, and corrective distributions in the year ended December 31, 2015. As of October 3, 2016 and December 31, 2015 forfeited nonvested accounts totaled approximately zero and $128,500, respectively.

Administrative Expenses

Substantially all expenses incurred in connection with the administration with the Plan were paid by the Company. Professional fees incurred by the Plan were paid by the Company in the periods ended October 3, 2016 and December 31, 2015.The Plan had a Reduction of Compensation Account, whereby a segment of Plan revenue was deposited in the Reduction of Compensation Account on a quarterly basis to pay Plan expenses or to be allocated to participants. The Plan sponsor was obligated to determine if and how any remaining Reduction of Compensation Account assets at the end of the plan year should be allocated after Plan expenses are paid. The Reduction of Compensation Account available at October 3, 2016 and December 31, 2015 were zero and $56,106, respectively. During 2016, the Plan received income of $41,379 from the Reduction of Compensation Account, which was reflected in “interest, dividend and other income” on the statement of changes in net assets available for benefits. The balance of the Reduction of Compensation Account that was transferred to the Allergan, Inc. Savings and Investment Plan was $97,485.

Allergan, Inc. 401(k) Plan

Notes to Financial Statements

Final Period Ended October 3, 2016 and Year Ended December 31, 2015

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America required the Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements.

Risks and Uncertainties

The Plan provided for various investment options. Investment securities were exposed to various risks including interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it was at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments were reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 “Fair Value Measurement” for discussion of fair value measurements. If available, quoted market prices are used to value investments.

Purchases and sales of securities were recorded on a trade-date basis. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date. Net appreciation/depreciation in value of investments included the Plan’s gains and losses on investments bought and sold as well as investments held during the period.

Payment of Benefits

Payments to participants were recorded when paid.

3.	Related Party and Party in Interest Transactions

For the final period ended October 3, 2016 and the year ended December 31, 2015, the plan assets included investments in funds managed by Charles Schwab Bank who acted as the Plan trustee and custodian. These transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules under ERISA.

Allergan, Inc. 401(k) Plan

Notes to Financial Statements

Final Period Ended October 3, 2016 and Year Ended December 31, 2015

The Plan paid $53,743 and $53,609 to Charles Schwab Bank in fees and expenses for the final period ended October 3, 2016 and December 31, 2015, respectively. Expenses for administering the Allergan plc Company Stock Fund were paid directly by the Company.

The value of the Allergan plc Company Stock Fund was zero and $122,927,711 at October 3, 2016 and December 31, 2015, respectively. At December 31, 2015, there were 1,226,579 units of the Allergan plc Company Stock Fund. The Plan made purchases and sales of the Allergan plc Company Stock Fund during the final period from January 1, 2016 through October 3, 2016 and the year ended December 31, 2015. On October 3, 2016, the Plan transferred 302,972 shares of Allergan plc common stock to the Allergan, Inc. Savings and Investment Plan.

4.	Tax Status

The IRS has determined and informed the Company by letter dated December 3, 2013, that the Plan and its underlying Trust were designed in accordance with the applicable sections of the IRC, and were therefore exempt from federal income taxes. The Plan had been amended since receiving the determination letter. The Company believes the Plan and its underlying Trust qualified under the provisions of Section 401(a) of the IRC and therefore, was exempt from the federal income taxes under provisions of Section 501(a) of the IRC.

Accounting principles generally accepted in the United States of America required plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan had taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of October 3, 2016 and December 31, 2015, there were no uncertain positions taken or that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there were currently no audits for any tax periods in progress.

5.	Fair Value Measurement

ASC 820 provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement)

Allergan, Inc. 401(k) Plan

Notes to Financial Statements

Final Period Ended October 3, 2016 and Year Ended December 31, 2015

and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Basis of Fair Value Measurement

Level 1	Inputs to the valuation methodology were unadjusted quoted prices for identical assets or liabilities in active markets that the plan had the ability to access.

Level 2	Inputs to the valuation methodology included: (1) quoted prices for similar assets or liabilities in active markets; (2) quoted prices for identical or similar assets or liabilities in inactive markets; (3) inputs other than quoted prices that were observable for the asset or liability; or (4) inputs that were derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability had a specified (contractual) term, the Level 2 input must have been observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology were unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy was based on the lowest level of any input that was significant to the fair value measurement. Valuation techniques that were used needed to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2015. There have been no changes in the methodologies used at December 31, 2015.

Allergan plc Company Stock Fund – The Allergan plc Company Stock Fund was a unitized fund comprised of company stock and cash equivalents which was valued at the closing price reported on the active market plus any cash on hand in the fund. The Allergan plc Company Stock Fund contained $122,927,711 of Allergan plc common stock and zero of cash equivalents as of December 31, 2015.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end using prices quoted by the relevant pricing agent. Mutual funds held by the Plan were deemed to be actively traded. Certain mutual funds had trading restrictions ranging from 30-90 days and redemption fees ranging from 1-2%.

Collective trust funds – Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, was used as a practical expedient to estimate fair value. The NAV was based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient was not used when it was determined to be probable that the fund would sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) occurred daily.

The following additional information presents the collective trust fund strategy relative to Plan investments reported on net asset value at December 31, 2015:

(a)	The Galliard Return Income Fund Class 35 sought safety of principal and consistency of returns while attempting to maintain minimal volatility. The Fund was primarily comprised of investment contracts including Guaranteed Investment Contracts.

Allergan, Inc. 401(k) Plan

Notes to Financial Statements

Final Period Ended October 3, 2016 and Year Ended December 31, 2015

(b)	The Schwab Managed Return Funds was designed as a single investment portfolio that adjusted asset allocation over time to better match the anticipated changing risk tolerances and return objectives of investors over their expected investment horizon. The Fund could have diversified holdings by investing in assets across a variety of asset classes, including, but not limited to, domestic equity, international equity, emerging markets equity, global real estate, commodities, short-term bond, intermediate-term bond, inflation-protected bond, world bond, and cash equivalents. The Fund used a blend of actively and passively managed sub-advised strategies to gain exposure to various market capitalizations and asset classes.

The valuation methods used by the Plan may have produced a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believed its valuation methods were appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could have resulted in a different fair value measurement at the reporting date.

The following table discloses by level the fair value hierarchy of the Plan’s assets at fair value as of December 31, 2015:

	Fair Value Measurements as of December 31, 2015:
	Total	Level 1	Level 2	Level 3
Collective trust funds (A)	$242,979,753	$—	$—	$—
Mutual funds	310,191,106	310,191,106	—	—
Allergan plc Company Stock Fund	122,927,711	122,927,711	—	—

	$676,098,570	$433,118,817	$—	$—

(A)	Certain investments that were measured at fair value using the net asset value per share (or its equivalent) practical expedient were not classified in the fair value hierarchy. The fair value amounts presented in this table were intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

6.	Mutual Fund Fees

Investments in mutual funds were subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees were ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940. These annual fees were used to pay for marketing and distribution costs of the funds. These fees were deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

7.	ERISA Litigation

On February 14, 2017, a complaint was filed in the federal district court in California against the Investment Committee of the Company’s retirement plan alleging that the Committee breached its duties in investing in the Company’s stock when it knew or should have known of the purported conduct that allegedly occurred between February 2014 and November 2016, specifically that Allergan and certain of its officers made materially false and misleading statements regarding the Company’s internal controls over its financial reporting and failed to disclose that its Actavis generics unit had engaged in illegal,

Allergan, Inc. 401(k) Plan

Notes to Financial Statements

Final Period Ended October 3, 2016 and Year Ended December 31, 2015

anticompetitive price-fixing with its generic industry peers. A similar lawsuit was filed on March 7, 2017 in the federal district court in New Jersey with substantially identical allegations. The ERISA complaints assert claims on behalf of a putative class of individuals who participated in the Company’s retirement plans and seek an unspecified amount of damages and other injunctive relief. The Company believes it has meritorious defenses and intends to defend itself vigorously. Therefore, given the early stages of this litigation the likelihood of any particular outcome or its potential impact cannot be determined at this time.

8.	Delinquent Contributions

As disclosed in the accompanying supplemental schedule, certain employee deferrals were not remitted to the Plan within the timeframe required by the Department of Labor. The Company remitted any related lost earnings to the affected participants into the Allergan, Inc. Savings and Investment Plan.

Allergan, Inc. 401(k) Plan

EIN: 95-3872914 PN: 001

Schedule H, Line 4(a) — Schedule of Delinquent Participant Contributions

Final Period from January 1, 2016 to October 3, 2016

Participant Contributions transferred late to the plan			Check here if participant loan repayments are included	Contributions not corrected		Contributions corrected outside the VFCP		Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
Amount withheld	Date withheld	Date Remitted
$3,114	12/31/2014	1/23/2015		$3,114	*	$—		$—	$—
203	9/30/2015	11/3/2015	☒	—		209	**	—	—
2,285,290	12/13/2015	1/15/2016	☒	—		2,290,939	**	—	—

$2,288,607				$3,114		$2,291,148		$—	$—

*	All employee contributions have been remitted to the Plan. The Plan sponsor is in the process of finalizing lost earnings.
**	Includes the remittance of lost earnings.

Allergan, Inc. 401(k) Plan

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Allergan, Inc. 401(k) Plan
By:	Allergan plc as Plan Administrator

By:	/s/ KAREN LING
Karen Ling
Chairperson, Employee Benefit Plans Committee

Dated: March 30, 2017

Allergan, Inc. 401(k) Plan

Index to Exhibits

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm